ATTN: Division of Corporation Finance Office of Trade &
Services
c/o Nicholas Lamparski
c/o Mara Ransom

Re: Decentralized Crypto Financial Inc.
       Amendment No. 3 to Offering Statement on Form 1-A
       Filed June 4, 2021
       File No. 024-11353
ATTN: Division of Corporation Finance Office of Trade &
Services

We have reviewed your third official comment letter with respect to our amended offering statement. Please note that we have submitted a third Form 1-A as well as our amended offering circular and necessary exhibits via the EDGAR database. It is our hope that our changes and explanations fully satisfy and incorporate your comments and concerns. Below you will find your suggested amendments from your most recent comment letter, with our responses keyed to those comments. In many of our responses, we are directing you to specific locations in our amended offering circular where you will be able to find our changes or amendments. We have also provided you, when applicable, the amended language now contained in the offering circular. We appreciate your helpful and insightful review. We request your favorable consideration of our adjustments.

Cover Page
1. We note your response to prior comment 1. Revise to state that you are offering 200,000,000 shares in total, in light of the 50,000,000 additional shares you intend to offer. If, instead, you intend for this offering to be for a minimum amount of 150,000,000 shares and a maximum amount of 200,000,000 shares, please revise to state as much and tell us where you intend to hold subscriptions for the minimum amount and under what conditions the consideration will be released to you and shares issued to investors. Please also revise to state a date by which your offering will conclude; currently you state that the offering will conclude when you have raised $50,000,000, however, this amount far exceeds the amount of consideration you will receive, assuming a maximum offering of 200,000,000 shares at $0.10 per share.

DeCryptoFi Response: DeCryptoFi has amended its cover page
and other relevant sections of its offering circular to
properly show that the offering will conclude on the
earlier date when DeCryptoFi sells 70,000,000 shares at
$1.00 per share or the equivalent of $1.00 per share in the
form of non-cash compensation, pursuant to its Stock
Compensation Plan, or August 1, 2023. The initial offering
will consist of 20 million Shares of common stock at a
price of $1.00 per share to an unlimited number of
accredited investors, and to the maximum permissible amount
to non-accredited investors, as such limitations are
defined under Regulation A of the Securities Act of 1933,
as amended (the ?Securities Act). This offering shall be
referred to as the ?general offering? and/or the ?IPO?. In
addition, we are offering up to 50,000,000 Shares for non-
cash consideration pursuant to our ?Stock Compensation
program?) in exchange for the Noncash consideration shares
will be given to 1099 individuals or companies in exchange
for compute resources (much like Amazon compute instances)
in order to operate our global computer software. For non-
cash consideration, the?aggregate offering price?or
aggregate sales will be based on the value of the
consideration as established by?bona fide?sales of that
consideration made within a reasonable time, or, in the
absence of sales, on the fair value as determined by an
accepted standard. Valuations of all non-cash consideration
will be reasonable at the time made. DeCryptoFi will keep
130,000,000 shares in reserve, broken down in the following
manner: (1) DeCryptoFi may generate additional revenue
through our additional sale of common stock, including
pursuant to this offering circular. An additional
30,000,000 shares have been allocated to DeCryptoFi?s
treasury, and we may sell any and all of these shares in
the form of a Private Placement, if deemed necessary, or in
the form of a secondary public offering in order to raise
additional capital. Should 	DeCryptoFi exercise the
right, the Company will be sure to make the necessary filings with the SEC in a timely fashion.
There is no minimum number of Offering Shares that we must sell in order to conduct a closing in this offering. The offering will commence within two calendar days after this offering circular has been qualified by the Commission. All
DeCryptoFi?s initial offering will be offered directly to the investor. Payment for DeCryptoFi?s securities will be accepted on a rolling basis during the term of the initial offering upon, or shortly after submission of a subscription agreement by a potential investor. DeCryptoFi will deliver its common stock to a purchaser?s online account. Upon any receipt of a subscription or our failure to deliver the common stock sold in this offering, all funds received in connection with such subscription will be promptly returned to such investor without interest. Such refund will be paid in the same currency and in the same amount as paid by such investor.

DeCryptoFi Platform, page 19
2. We note your response to prior comment 3, and re-issue the comment in part. Please consistently remove the disclosure that you "will operate an online platform where investors can manage their accounts and purchase shares of [y]our company," or clarify that the platform does not offer these features, as you do later in this section. Also, revise your disclosure to state that your platform is not yet operational, given that your response letter states that your securities must be registered pursuant to Section 12 of the Securities Exchange Act and it does not appear that this event has taken place.

DeCryptoFi Response: The language on page 19 has been amended to state, inter alia, ?DeCryptoFi?s platform will not, ?bring together? anyone by sorting or organizing orders in the Company?s securities in a consolidated way nor will it be receiving orders for processing and execution of transactions in the Company?s shares. Rather, each proposed transaction involving DeCryptoFi?s stock will be individually negotiated and implemented without DeCryptoFi?s involvement or our software. DeCryptoFi?s software will maintain a list of shareholders to ensure the company knows whom to send shareholder notifications required under the SEC, where investors can manage their accounts?? It is important to note that DeCryptoFi?s online platform, which is not yet operational, shall allow investors to manage their Personal Identifiable Information, as well as the ability to transfer shares that were purchased or sold outside of the online platform, minus any bank transaction fees that may apply.

     Regulatory Considerations, page 20
3. We note your response to prior comment 4, and re-issue the comment in part. In regards to your online platform and software referenced in this section, please revise your disclosures to address the following:

*	As requested in our prior comments, please provide us
with a detailed analysis of the specific activities that your software will perform in comparison to the activities typically performed by a transfer agent.

DeCryptoFi response: When a share is purchased, the shareholder registers with his or her name and other personal information in order for the share to be issued to the shareholder. This information is stored in DeCryptoFi?s software database. When a user transfers shares to another user, under any circumstance, the transferring shareholder must input the unique ID of the recipient shareholder. In turn, DeCryptoFi?s software will transfer the number of shares inputted by the sending shareholder.
DeCryptoFi?s software will then update the amount of shares held by the sending shareholder and received by the recipient shareholder so that DeCryptoFi can maintain the exact amount of shareholders and number of shares to facilitate shareholder notifications.
DeCryptoFi?s software in no way matches offers, connects buyers and sellers, or facilitates pricing of DeCryptoFi?s shares. Rather, the proprietary software simply maintains certain shareholder information and the number of shares held, as well as the ability to transfer shares. DeCryptoFi?s software does not conduct many of the activities that a registered
Transfer Agent would be required to do, including:

DeCryptoFi?s software does maintain the record of all shares transferred between 2 parties, the amounts of each shares each parties hold, and the parties
Personal Identifiable Information (?PII). The information held in DeCryptoFi?s software is the same but more limited information and functionality held by PBA described in the recent SEC no-action letter regarding Portland Brewing Company. PBA had raised the question of whether these passive electronic bulletin boards previously addressed by the SEC would also apply to securities that were registered under Section
12(g) of the Exchange Act but were not listed on an exchange or trade over the counter. (See?Portland
Brewing Co., Federal Securities Law Reporter ?
Transfer Binders (1993-2001) 77,664 (Dec. 14, 1999)).
Specifically, PBA requested guidance on how the SEC would respond to a trading platform that could be accessed by participants directly through PBA?s web site and would include (i) the names, addresses and telephone numbers (or other contact mechanisms, such as electronic mail addresses) of interested buyers and sellers; (ii) the number of shares or units of the Covered Security being offered for sale or desired to be purchased; (iii) the price offered or desired; and
(iv) the date on which the information was entered into the trading platform.

*	Unlike the responsibilities of a registered
Transfer Agent, DeCryptoFi?s software does not track any payments or provide any reporting of payments.

*	To Date DeCryptoFi?s software in no way provides
IPO services for any interested party. In the future, if the Company decides to provide relevant
IPO services, the Company?s software will need to be updated, and the Company will utilize the services of a registered transfer agent while also gaining
SEC approval.

*	Unlike the role of a registered Transfer Agent,
DeCryptoFi?s software does not facilitate the precision and regularity of IPO activity.

*	Unlike the responsibility of a Transfer Agent,
DeCryptoFi?s software does not maintain a log of buyers and sellers. Rather. it only maintains a log of shares held by each shareholder and where they originated from.

DeCryptoFi?s software records shareholder stock amounts for DCF shareholders in the same way that the aforementioned SEC no-action letter relating to PBA granted relief. In the no-action letter, the Division of Market Regulation granted no-action relief to PBA and its personnel with respect to the broker and dealer registration provisions under Section 15(a) of the Exchange Act and the Commission?s Division of Corporation Finance granted no-action relief with respect to registration of the offers and sales in the Covered Security made through the platform under the Securities Act of 1933.

Currently, DeCryptoFi?s software does not facilitate in shareholder distributions. If, in the future, DeCryptoFi does offer distributions services and the Company software is able to facilitate such, then
DeCryptoFi will be sure to timely comply with all applicable regulations and file all necessary amendments.

*	Because your software operators do not satisfy
Exchange Act Rule 3a4-1(c)(1)'s definition of "associated person of the issuer," it appears that they are ineligible to rely on Rule 3a4-1. Please revise your disclosure to remove any statements that suggest otherwise.

DeCryptoFi Response: DeCryptoFi has removed the suggestive language pertaining to ?associated person of the issuer??
(pg. 23). DeCryptoFi acknowledges that its previous language may have been misconstrued by potential investors and we agree that the prior language posed unnecessary ambiguity.

*	Please tell us who will be offering the shares in this
offering, given the purpose and functionality of your platform and the fact that your disclosure suggests that there is not an underwriter, broker-dealer, and/or placement agent involved in this offering.

DeCryptoFi Response: As mentioned, DeCryptoFi will be making this initial general offering available directly to the consumer, which shall consist of an unlimited number of accredited investors, and to the maximum permissible amount to non-accredited investors, as such limitations are defined under Regulation A of the Securities Act of 1933, as amended
(the ?Securities Act).

4. We re-issue prior comment 5 in part, as you have not removed the disclosure about your intent to retire stock. As requested in prior comment 5, please revise to remove this disclosure or tell us why you believe it is appropriate, as it is not clear how the mechanism you describe here will result in the retirement of your stock.

DeCryptoFi Response: DeCryptoFi has determined that the following disclosure is not currently necessary and has opted to remove it. Should the Company determine that a disclosure will be required, the Company is prepared to file Form 1-U with the appropriate language and necessary disclosures.


     Exhibits
5. We note your response to prior comment 7, and that the exclusive forum provision contained in Article 11, Section 11.2 of your bylaws applies to actions arising under the Securities Act and Exchange Act. In this regard, because your provision identifies a state court as the exclusive forum and you are applying such provision to claims made under the Exchange Act, tell us how this applicability is consistent with Section 27 of the Exchange Act, which grants exclusive jurisdiction to the federal courts for all Exchange Act claims, and Section 29(a), which prohibits investors from waiving their rights under the Exchange Act. Also, as requested in prior comment 7, please revise the disclosure in your offering statement to discuss the provision, acknowledge uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Lastly, please ensure that you provide corresponding disclosure in your Risk Factors section, describing the risks to investors associated with such provision (including increased costs to bring a claim and the limitation of investors' ability to bring a claim in a judicial forum that they find favorable), and address any uncertainty about the provision's enforceability.

DeCryptoFi Response: The language in DeCryptoFi?s bylaws, and DeCryptoFi?s Risk Factors section of its offering circular (pg. 14) have been amended to state that, ?Pursuant to Section 27 of the Exchange Act, the federal courts shall have exclusive jurisdiction for all Exchange Act claims. Federal courts shall also hear all claims concerning (a) any derivative action or proceeding brought on behalf of the Corporation,
(b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of the Corporation to the Corporation or the Corporation?s stockholders, (c) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation arising pursuant to any provision of the Applicable Law, the Certificate, or these Bylaws, or (d) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation governed by the internal affairs doctrine.
This section shall apply to actions arising under the Securities Act or Exchange Act. Accordingly, there is uncertainty as to whether a court would enforce such provision, giving consideration to Section 27 of the Exchange Act which creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Further, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.?


      General
6. Please update the financial statements included in the filing in compliance with Part F/S, (c)(1) and (b)(3)(B) of Form 1-A, to include the financial statements for the relevant interim period in 2021. Update any associated financial information in relevant sections of the filing as necessary.

DeCryptoFi Response: DeCryptoFi and its auditor have updated the financial statements and any associated information throughout the offering circular for the relevant interim period in 2021.